

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2014

<u>Via E-mail</u>
Steven B. Graham
Senior Vice President and Chief Accounting Officer
The Wendy's Company
One Dave Thomas Blvd.
Dublin, OH 43017

      Re: The Wendy's Company
               Form 10-K for Fiscal Year Ended December 30, 2012
               Filed February 28, 2013
               File No. 001-02207

Dear Mr. Graham:

We have reviewed your response letter dated January 3, 2014 and have the following comment. Please respond to this letter within ten business days by confirming that you will revise your document in future filings. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to the comment, we may have additional comments.

<u>Notes to Consolidated Financial Statements</u>

<u>Note 1. Summary of Significant Accounting Policies, page 64</u>

1. We note your response to prior comment 1. Please expand your disclosure in your Form 10-K for the fiscal year ended January 1, 2014 to disclose the effect of the corrections on each financial statement line item and per-share amounts affected for each period presented in your filing. Please also revise to disclose the nature of the income tax and depreciation adjustments.

Please contact Stephen Kim at (202) 551-3291 if you have any questions. You may also contact me at (202) 551-3380.

                     Sincerely,

                     /s/ Lyn Shenk

                     Lyn Shenk
                     Branch Chief